Exhibit 99.1

MOBIFON HOLDINGS B.V.

Operating and Financial Review and Prospects for the quarter and the six-month period ended June 30, 2004

All amounts are in US$ unless otherwise stated

This Operating and Financial Review and Prospects should be read in conjunction with the accompanying unaudited consolidated financial statements of MobiFon Holdings B.V. for the three month and six months ended June 30, 2004 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

MobiFon Holdings B.V. ("Holdings" or the "Company") is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon"). The company is a subsidiary of Telesystem International Wireless Inc. ("TIW").

MobiFon S.A. ("MobiFon" or its trade mark, "Connex"), the market leader in Romania with an estimated 48.8% share of the cellular market, added 417,810 net subscribers for the second quarter for a total of 4,089,948, compared to net additions of 73,362 in the second quarter of 2003 and total subscribers of 2,746,127 at the end of the same 2003 period, an increase of 48.8%. As of June 30, 2004, postpaid subscribers accounted for 35% of MobiFon's total subscriber base as compared to 36% at the end of the second quarter of 2003 and 37% at the end of last quarter.

During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 39% from 26% at the end of the second quarter of 2003. The Romanian mobile market continued to show significant growth and the second quarter of 2004 was the best second quarter ever for MobiFon in terms of subscriber additions.

Non GAAP measures and operating data (unaudited)

We use the term operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU"), which may not be comparable to similarly titled measures reported by other companies. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP.

We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditure and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles ("GAAP"), these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry.

The following table provides a reconciliation of operating income, the most relevant U.S. GAAP term, to OIBDA:

	Three months		Six months ended
	ended		June 30,
	June 30,
In thousands of U.S. dollars	2004	2003	2004	2003
Operating Income	56,865	45,853	104,902	81,680
Depreciation and
Amortization	28,673	25,539	57,821	55,509
	85,538	71,392	162,723	137,189

We believe that the ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on our network. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following table provides a reconciliation between service revenues and ARPU for MobiFon:

	MobiFon
	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
Service revenues for the period (in $
thousands)	162,429	127,163	310,035	240,247
Average number of subscribers for the period
(in millions)	3.88	2.71	3.72	2.68
Average monthly service revenue per
subscriber for the period (in $)	13.95	15.64	13.89	14.96
Less: impact of excluding in roaming and
miscellaneous revenue	(1.11)	(1.20)	(1.06)	(1.07)
ARPU	12.84	14.44	12.83	13.89

Three and six months ended June 30, 2004 compared to the three and six months ended June 30, 2003

Service revenues reached $162.4 million compared to $127.2 million for the second quarter of 2003. This record $35.3 million increase in service revenues translated into a 27.7% year over year growth rate. This growth was largely attributable to a 43.2% increase in average number of subscribers. The monthly ARPU for the second quarter was $12.84 compared to $14.44 for the same period of last year, with the decrease being the result of the addition of more than 1.3 million subscribers during the last 12 months and the slightly higher proportion of prepaid subscribers than postpaid subscribers added in that period.

Cost of services as a percent of service revenue increased to 20.9% from 19.7% in the second quarter of 2003. This increase results primarily from higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks as well as higher average interconnection rates amongst mobile operators. Furthermore, we have been incurring costs associated with our fiber optic capacity leasing and reselling agreement since June of 2003 while revenues derived from this agreement are recorded as part of equipment revenues. Selling, general and administrative expenses increased to 23.1% of service revenues compared to 21.1% for the 2003 corresponding period primarily in support of high levels of subscriber growth.

OIBDA increased 19.8% to $85.5 million compared to $71.4 million for the same period last year. OIBDA as a percentage of service revenue decreased to 52.7% compared to 56.1% in the quarter ending June 30, 2003 and 53.1% for the year 2003 as a whole, primarily as a result of costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the quarter. While new subscribers tend to generate lower ARPU, the costs to acquire and service these new subscribers are managed accordingly, which enabled us to maintain a ratio of OIBDA to service revenues above 50% over the twelve-month period.

Depreciation and amortization increased to $28.7 million for the three-month period ended June 30, 2004 compared to $25.5 million for the same period in 2003. Operating income for the quarter rose 24.0% to $56.9 million compared to $45.9 million for the second quarter of 2003.

Total third party interest expense amounted to $12.1 million for the three months ended June 30, 2004, compared to $6.2 million in the same period in 2003; the $5.9 million increase is attributable to interest on Senior Notes issued at Holdings in June 2003. Related party interest on the subordinated loans from our sole shareholder amounted to $21.3 million and $11.3 million for the three-month periods ended June 30, 2004 and 2003, respectively. During the three months ended June 30, 2004, we also recorded income of $7.2 million from our sole shareholder in recognition of benefits it receives by filing a consolidated tax return with us. The benefit relating to the full year 2003, in the amount of $17.0 million, was recognized in the fourth quarter of 2003 upon charging our parent company while in 2004 the charges are being made on a quarterly basis.

Higher net income before taxes at MobiFon was the primary cause of both a $1.9 million increase in income tax expense for the three months ended June 30, 2004 compared to the same period in 2003 and a $2.2 million increase in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2003. As a result of the aforementioned factors, net income for the three months ended June 30, 2004 decreased to $2.5 million compared to a net income $5.2 million for the three months ended June 30, 2003.

For the first six months of 2004, service revenues increased 29.0% to $310.0 million compared to $240.2 million for the same period last year, consistent with the 39.0% increase in average number of subscribers. The monthly ARPU for the first six months of 2004 was $12.83 compared to $13.89 for the same period of last year, with the decrease being the result of the addition of more than 1.3 million subscribers during the last 12 months. OIBDA for the first six months of 2004 increased 18.6% to $162.7 million compared to $137.2 million for the 2003 period. OIBDA as a percentage of service revenue decreased to 52.5% for the first six months of 2004 compared to 57.1% in the corresponding period of 2003, consistent with greater costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the period.

Depreciation and amortization increased to $57.8 million for the six-month period ended June 30, 2004 compared to $55.5 million for the same period in 2003. It includes writeoffs in the amounts of $1.9 million and $4.6 million for property, plant and equipment for the six months ended June, 2004 and June 30, 2003, respectively. Operating income for the period rose 28.4% to $104.9 million compared to $81.7 million for the first six months of 2003.

Total third party interest expense amounted to $25.0 million for the six months ended June 30, 2004, compared to $11.2 million in the same period in 2003; the $13.8 million increase is primarily entirely attributable to interest on Senior Notes issued at Holdings in June 2003. Related party interest on subordinated loans from our sole shareholder amounted to $37.2 million and $22.7 million for the six-month periods ended June 30, 2004 and 2003, respectively. During the six months ended June 30, 2004, we also recorded income of $12.7 million from our sole shareholder in recognition of benefits it receives by filing a consolidated tax return with us. The benefit relating to the full year 2003, in the amount of $17.0 million, was recognized in the fourth quarter of 2003 upon charging our parent company while in 2004 the charges are being made on a quarterly basis.

Net income for the first six months of 2004 was $1.8 million compared to $26.6 million for the same period last year. 2003 results included a gain of $19.8 million on the disposal of 9.2% of our interest in MobiFon.

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. We recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by us in conjunction with the signing of 12-month contracts. The cost associated with points expected to be redeemed for subsidized handsets have been deferred until such time as the handset sale and related redemption takes place and the cost associated with points which are expected to be redeemed for airtime have been included in selling, general and administrative expenses. As a result, operating income for the three and six month periods ended June 30, 2004, include an expense of $1.6 million and $2.4 million, respectively and other current assets and accrued liabilities as of June 30, 2004 include amounts of $2.4 million and $4.0 million, respectively, related to this program.

Liquidity and Capital Resources

For the second quarter of 2004, operating activities provided cash of $69.3 million compared to $74.9 million in the corresponding 2003 period as the $14.1 million increase in OIBDA was more than offset by the $11.9 million reduction in cash provided by working capital items and a $5.9 million increase in third party interest costs. For the first six months of 2004, operating activities provided cash of $109.6 million compared to $126.8 million in the corresponding 2003 period as the $25.5 million increase in OIBDA was more than offset by a $27.0 million reduction in cash provided by working capital items and a $13.8 million increase in third party interest costs.

Investing activities used cash of $50.7 million for the quarter ended June 30, 2004 compared to $52.5 million during the same period in 2003. Our investing activities consisted primarily of the acquisition of property, plant and equipment of $46.7 million and $55.0 million for the three-month periods ended June 30, 2004 and June 30, 2003, respectively. For the first six months of 2004, investing activities used cash of $89.4 million compared to $28.0 million for the first six months of 2003. Acquisitions of property, plant and equipment during the first six months of this year were $85.4 million compared to $69.5 million for the corresponding period last year. Investing activities for the six months ended June 30, 2004 also include the use of $4.0 million of cash, during the second quarter of 2004, for the acquisition of an additional 5.9% interest in MobiFon. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon.

Financing activities used cash of $28.3 million for the second quarter of 2004 and cash of $35.8 million year to date compared to cash used of $62.1 million and $86.1 million for the second quarter and first half of 2003, respectively. The use of cash by financing activities in the first six months of 2004 consisted of a $9.6 million partial repayment, during the second quarter, of parent company indebtedness as permitted under the indenture governing our senior notes, a distribution of $11.1 million to minority shareholders of MobiFon, also during the second quarter, and $15.0 million in scheduled repayments of MobiFon's senior credit facility of which $7.5 million was repaid during the second quarter. During the first six months of 2003, financing activities used cash of $86.1 million and included $235.8 million in proceeds from debt issuance less $6.8 million in financing costs incurred, $28.1 million in additions to restricted cash, $31.2 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave.

Cash, cash equivalents and restricted short-term investments totaled $122.5 million as of June 30, 2004, including $56.3 million at the corporate level, which included $28.1 million in restricted short term investments.

Long-term debt, including current portion, at the end of the first quarter was $510.8 million, comprised of $285.0 million at MobiFon and $225.8 million at Holdings.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April 2004, $11.1 million of dividends were distributed to minority interests. As at June 30, 2004, the amount payable to minority interests, based on the conditions of such loan agreements, was $24.4 million and is included with current liabilities.

On March 17, 2004, we acquired, from a minority shareholder, 5.9% of MobiFon in consideration for the issuance by TIW of 13 million of TIW's common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon up to an aggregate maximum of $5.2 million. As a result of this transaction, our equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. The aggregate purchase price for the MobiFon interest acquired was $143.9 million. Our existing interest in MobiFon, prior to this acquisition, was reflected in its consolidated financial statements on a consolidated basis.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13.1% of our parent company, ClearWave, during the period, we must record in our consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to us as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.0 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.9 million.

The acquisition of a 5.9% interest in MobiFon and TIW's acquisition of a 13.1% interest in ClearWave were accounted for using the purchase method whereby their aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave by TIW, which occurred in the fourth quarter of 2003, exceeded the carrying value of our net assets by $253.4 million which was allocated to goodwill in the amount of $255.8 million and $2.4 million to other fair value net decrements.

On May 31, 2004, TIW and ourselves entered into an agreement to acquire 15.46% of MobiFon from minority interests for a combination of cash and TIWs common shares. Under the terms of the agreement, we will acquire 25,185,168 shares of MobiFon in exchange for the issuance by TIW of 28,358,499 common shares and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Upon closing, we will increase our ownership in MobiFon from 63.5% to 79.0%. The closing of the transaction remains subject to certain conditions, including regulatory approval. Closing is expected to take place in the third quarter of 2004. The transaction is also subject to other MobiFon shareholders' pro rata rights of first refusal, which, if fully exercised, will reduce the actual number of shares to be acquired by us to an 11.6% interest in MobiFon in exchange for 21.3 million of TIW's common shares and $27.5 million in cash. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, we will issue subordinated debt to TIW which will be assigned to ClearWave.

In August 2004, in accordance with the covenants governing the MobiFon Holdings' 12.5% Senior Notes, we will make an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pending expiry of the offer and payment of any notes tendered, $15.6 million of long-term debt has been reclassified to current liabilities.

As at June 30, 2004, our total indebtedness to TIW and its affiliates amounted to $603.9 million, consisting primarily of subordinated notes. We intend to use available cash surplus at corporate level to reimburse part of these advances and to finance offers to repurchase Senior Notes in accordance with the term of the indenture.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network, for the servicing of our debt, and in connection with the acquisition of 15.46% of MobiFon described above. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flows from operating activities and advances from the parent company.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with almost 5.8 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Český Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	As at	As at
	June 30,	December 31,
	2004	2003
	(In thousands of U.S. dollars)
		[Note 1]
ASSETS
Current assets
Cash and cash equivalents	$94,419	$109,989
Short-term investments - restricted	28,125	28,125
Trade debtors	59,719	52,958
Inventories	11,050	6,836
Prepaid expenses	15,828	6,945
Deferred income tax asset	499	1,003
Advance to parent company	6,696	5,196
Other current assets	5,146	314
Total current assets	221,482	211,366
Property, plant and equipment [Note 4]	459,512	450,629
License	49,950	53,311
Subscribers [Note 4]	13,400	—
Goodwill [Note 4]	298,956	43,142
Deferred financing and other costs	16,834	17,775
Deferred income tax asset	5,924	—
	$1,066,058	$776,223

LIABILITIES AND SHAREHOLDER'S DEFICIENCY
Current liabilities
Accounts payable — trade	40,207	23,334
Accounts payable — TIW Group	1,071	200
Income and value added taxes payable	17,727	14,965
Accrued liabilities	24,025	22,889
Accrued interest payable	15,504	18,489
Due to parent and affiliated companies [Note 4]	144,189	—
Deferred revenues	15,673	13,838
Current portion of long-term debt [Note 7]	53,126	42,700
Distribution payable to minority interests [Note 3]	24,386	—
Total current liabilities	335,908	136,415
Deferred income tax liabilities	16,329	8,691
Long-term debt [Note 4]	457,689	490,057
Derivative financial instrument	104	2,609
Subordinated loan from parent company	458,601	449,105
Deferred gain [Note 5]	3,651	—
Minority interests	82,954	107,534
Total liabilities	1,355,236	1,194,411

SHAREHOLDER'S DEFICIENCY
Share capital
18,000 of par value shares	16	16
Retained earnings	66,618	64,807
Difference between counterpart given and carrying value of capital transactions
with parent company [Note 4]	(355,872)	(481,929)
Accumulated other comprehensive income (loss)
Accumulated changes in fair value of interest rate swaps	60	(1,082)
Total shareholder's deficiency	(289,178)	(418,188)
	$1,066,058	$776,223
See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(in thousands of U.S. dollars)
REVENUES
Services	$162,429	$127,163	$310,035	$240,247
Equipment	9,643	6,788	18,523	12,537
	172,072	133,951	328,558	252,784
Cost of services	33,878	25,087	65,846	46,239
Cost of equipment	15,066	10,661	29,765	18,877
Selling, general and administrative expenses	37,590	26,811	70,224	50,479
Depreciation and amortization [Note 2]	28,673	25,539	57,821	55,509

OPERATING INCOME	56,865	45,853	104,902	81,680
Interest expense — Third party	(12,123)	(6,202)	(24,958)	(11,199)
Interest expense — Related party	(21,327)	(11,285)	(37,236)	(22,725)
Interest and other income	545	393	1,127	685
Income tax benefits sold to the parent company (Note 8)	7,165	—	12,654	—
Foreign exchange gain (loss)	(106)	911	(923)	1,036
Gain on disposal of investment	—	—	—	19,821
Income before income taxes and minority interests	31,019	29,670	55,566	69,298
Income taxes	14,159	12,239	26,912	22,644
Income before minority interests	16,860	17,431	28,654	46,654
Minority interests	(14,385)	(12,206)	(26,843)	(20,060)
Net income	2,475	5,225	1,811	26,594
Change in fair value of interest rate swaps	1,819	(719)	1,142	(764)
Comprehensive income	$4,294	$4,506	$2,953	$25,830

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

	(In thousands of U.S. dollars)

OPERATING ACTIVITIES
Net income	$2,475	$5,225	$1,811	$26,594
Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	28,673	25,539	57,821	55,509
Accreted interest on subordinated loans from parent company	21,327	11,285	37,236	22,725
Income tax benefits sold to the parent company	(7,165)	—	(12,654)	—
Minority interests	14,385	12,206	26,843	20,060
Gain on disposal of investment	—	—	—	(19,821)
Deferred income taxes	847	(352)	2,828	(342)
Other non-cash items	428	675	691	135
Changes in operating assets and liabilities	8,336	20,277	(5,021)	21,931
Cash provided by operating activities	69,306	74,855	109,555	126,791

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(46,700)	(54,959)	(85,380)	(69,465)
Increase in ownership of subsidiaries	(3,983)		(3,983)
Net proceeds from the sale of subsidiary shares	—	2,500	—	41,500
Cash used in investing activities	(50,683)	(52,459)	(89,363)	(27,965)

FINANCING ACTIVITIES
Repayment of parent company indebtedness	(9,638)	(215,818)	(9,638)	(255,818)
Subsidiary's distributions paid to minority interests [Note 3]	(11,124)	(31,213)	(11,124)	(31,213)
Proceeds from issue of long-term debt	—	219,794	—	235,794
Repayment of long-term debt	(7,500)	—	(15,000)	—
Deferred financing costs	—	(6,750)	—	(6,750)
Additions to short-term investments - restricted	—	(28,125)	—	(28,125)
Cash used in financing activities	(28,262)	(62,112)	(35,762)	(86,112)
Net change in cash and cash equivalents	(9,639)	(39,716)	(15,570)	12,714
Cash and cash equivalents, beginning of period	104,058	91,969	109,989	39,539
Cash and cash equivalents, end of period	$94,419	$52,253	$94,419	$52,253

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S DEFICIENCY (UNAUDITED)

Difference between
		counterpart given		Accumulated
		and carrying value of		Other	Total
	Share	capital transactions	Retained	Comprehensive	Shareholder's
	Capital	with parent company	Earnings	Income (Loss)	Deficiency

(In thousands of U.S. dollars)
Balance as at December
31, 2002	$ 16	$ (481,929)	$ 37,766	$ (1,726)	$ (445,873)

Comprehensive income	—	—	26,594	(764)	25,830

Balance as at June 30, 2003	$ 16	$ (481,929)	$ 64,360	$ (2,490)	$ (420,043)

Balance as at December
31, 2003	$ 16	$ (481,929)	$ 64,807	$ (1,082)	$ (418,188)

Effect of push-down
accounting [Note 4]	—	126,057	—	—	126,057

Comprehensive income	—	—	1,811	1,142	2,953

Balance as at June 30, 2004	$ 16	$ (355,872)	$ 66,618	$ 60	$ (289,178)

See accompanying Notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2004

Note 1 Description of Business and Basis of Presentation

MobiFon Holdings B.V. (the "Company") develops and operates a wireless telecommunication network in Romania through its operating subsidiary MobiFon S.A. ("MobiFon"). The Company is a wholly-owned subsidiary of ClearWave N.V. ("ClearWave") and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW").

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. The consolidated balance sheet as at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because higher usage and roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation-related expenses, including marketing and promotional expenditures, which results in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular network, for the servicing of its debt and in connection with the acquisition of 15.46% of MobiFon described in Note 4. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flows from operating activities and advances from the parent company.

Note 2 Property, Plant and Equipment

Depreciation and amortization includes write-offs in the amounts of $1.9 million and $4.6 million for property, plant and equipment for the six months ended June 30, 2004 and June 30, 2003, respectively.

Note 3 Dividends to Minority Interests

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April 2004, $11.1 million of dividends were distributed to minority interests. As at June 30, 2004, the amount payable to minority interests based on the conditions of such loan agreements, was $24.4 million and is included with current liabilities.

Note 4 Acquisition of MobiFon's Equity Interest and Pushdown Accounting

On March 17, 2004, the the Company acquired, from a minority shareholder, 5.9% of MobiFon in consideration for the issuance by TIW of 13 million of TIW's common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon (see Note 3) up to an aggregate maximum of $5.2 million. As a result of this transaction, the Company's equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. Interest expense in the amount of $5.4 has been incurred during the six month period end June 30, 2004 and is included in amounts due to parent and affiliated companies. The aggregate purchase price for the MobiFon interest acquired was $143.9 million. The Company's existing interest in MobiFon, prior to this acquisition, was reflected in its consolidated financial statements on a consolidated basis.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13.1% of the Company's parent company, ClearWave, during the period (specify the period), the Company must record in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.0 million was an increase to invested capital thereby reducing the Difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.9 million.

The acquisition of a 5.9% interest in MobiFon and TIW's acquisition of a 13.1% interest in ClearWave were accounted for using the purchase method whereby their aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave by TIW, which occurred in the fourth quarter of 2003, exceeded the carrying value of net assets of the Company by $253.4 million. Such excess has been allocated as follows:

Decrement of property plant and equipment	(12,212)
Increment of subscriber relationships	14,453
Increment of long term debt	(5,822)
Related deferred tax	1,236
Goodwill	255,814

TOTAL	253,469

The subscriber relationships will be amortized using the straight line method over a period of 4 years.

On May 31, 2004, the Company and TIW entered into an agreement to acquire 15.46% of MobiFon from minority interests for a combination of cash and TIWs common shares. Under the terms of the agreement, the Company will acquire 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash. Upon closing, the Company will increase its ownership in MobiFon from 63.5% to 79.0%. The closing of the transaction remains subject to certain conditions, including regulatory approval. Closing is expected to take place in the third quarter of 2004. The transaction is also subject to other MobiFon shareholders' pro rata rights of first refusal, which, if fully exercised, will reduce the actual number of shares to be acquired by the Company to an 11.6% interest in MobiFon in exchange for 21.3 million of TIW's common shares and $27.5 million in cash. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company will issue subordinated debt to TIW which will be assigned to ClearWave. The transactions will be accounted for using the purchase method.

Note 5 Sale and Lease Back Financing - MobiFon

On January 30, 2004, MobiFon sold its option to buy the properties which where the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

Note 6 MobiFon Loyalty Program

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three and six month periods ended June 30, 2004, include an expense of $1.6 million and $2.4 million, respectively and other current assets and accrued liabilities as of June 30, 2004 include amounts of $2.4 million and $4.0 million, respectively, related to this program.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Note 7 Excess Cash Flow Offer

In August 2004, in accordance with the covenants governing the Company's 12.5% Senior Notes, the Company will make an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pending expiry of the offer and payment of any notes tendered, $15.6 million of long-term debt has been reclassified to current liabilities.

Note 8 Income Tax Benefits Sold to the Parent Company

The Company files a consolidated tax return with ClearWave, and concurrent with the June 2003 amendment of the loan payable to the parent company, it was agreed that the Company will charge ClearWave for the tax benefits they receive from the use of the Company's interest expense. The charge relating to 2003 in the amount of $17.0 million was made only in the fourth quarter of 2003; in 2004 the charge is being made on a quarterly basis.

Note 9 Comparative figures

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.